SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2012

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

	Marketletter

	Index

		Pages
Results Conference Call 4Q11	I - Analysis of the Results of the Fourth Quarter of 2011

	1 . Analysis of the Results of the Consolidated Companies	04

April 18, 2012	2 . Analysis of the Results of the Parent Company	11
10:00 a.m. (US Eastern Time)
14:00 p.m. (UK Time)	II – Attachment: Subsidiary Companies Information
Phone:
USA: (1 786) 837-9597	1. Generation and Transmission Companies	30
UK: (44) 20 3318-3776
Password: 9000	Itaipu	31

IR Contact:	Furnas	38
Investor Relations Officer
Phone: (+55) (21) 2514-6331	Chesf	62
invest@eletrobras.com
www.eletrobtras.com/ri	Eletronorte	83

	Eletronuclear	102

	Eletrosul	111

	CGTEE	128

	2. Distribution Companies	138

	Amazonas Energia	140

	Distribuição Alagoas	154

	Distribuição Piauí	162

	Distribuição Rondônia	170

	Distribuição Roraima	179

	3. Participation Company	188

	Eletropar	189

Marketletter

Rio de Janeiro, April 17, 2012 - Eletrobras (Centrais Elétricas Brasileiras S.A.) (BM&FBOVESPA: ELET3 and ELET6 – NYSE: EBR and EBR-B – LATIBEX: XELTO and XELTB), the largest company in the electricity sector in Latin America, parent company of 12 subsidiaries, operating in the generation, transmission and distribution, announces its results for the fourth quarter (4Q11) and the year of 2011. The financial and operating information has been prepared in accordance with International Financial Reporting Standards ("IFRS") and the accounting practices adopted in Brazil and compared with the same period of 2010, except where otherwise indicated.

In the results presented for the year 2011 some changes can be found in the data that we present below, where we highlight the Net Income of R$ 3.73 billion, 66% higher than the previous year. We also highlight the large volume of investments of R$ 9.9 billion, 41% higher than the amount invested in 2010 and Net Operating Income growth at levels higher than expenses and costs, especially in relation to personnel, material and service line items, which indicate that the company is adding value for its shareholders.

The Company’s vision focused on profitable long-term investments with maturity each year in the coming years will allow the balanced development of business and cash generation the Company, which in 2011 had an adjusted EBITA of R$ 8,102 million, as shown in item 1.3.

Our sales in Generation increased 5% reaching a sales volume of energy 267,834 GWh in 2011. Likewise, distribution segment found an increase of 6.3% to an amount of sales of energy 13,580 GWh.

Our installed capacity reached 42.3 GW, representing 35.5% of Brazilian installed capacity and our transmission grid with tension over 230 kV, exceeded 53 thousand km, representing 53% of the Brazilian transmission market; while in distribution we are servicing 3,489,736 units of consumption through 187,256km of distribution grids.

Highlights of the consolidated results for 2011:

•	Net Operating Income: R$ 29,533 million (increase of 10% compared to 2010)
•	Operating Income: R$ 4,143 million (increase of 10.7% compared to 2010)
•	Net income: R$ 3,733 million, 66.1% higher than registered in the previous year.
•	Ebitda (earnings before interest, taxes, depreciation and amortization): R$ 6,350 million, 5.8% higher than the previous year, representing an adjusted EBITDA of R$ 8,102 million in 2011.
•	Consolidated Stockholders' equity: R$ 77,202 million
•	Return on Stockholders' equity: 4.8% (compared to 3.2% in 2010)
•	Net Income of Foreign Exchange: R$ 670 million
•	Provision for adjustment in affiliated companies in the amount of R$ 744 million
•	Financial asset/Itaipu transfer, from R$ 216 million in 2010 to R$ 836 million in 2011.

The analysis of the items in the Income Statement of each company of Eletrobras System is presented in the Attachment of Marketletter, after the Financial Statement for each company.

Marketletter

Structure of Eletrobras

Consolidated Financial Statements

	4th Q 2011	3rd Q 2011	4th Q 2010	Variation	2011	2010	Variation
	(R$ million)	(R$ million)	(R$ million)	4Q11 x 3Q11	(R$ million)	(R$ million)	11 x 10
Net Operating Income	8,844	7,097	7,756	25%	29,533	26,832	10%
Personnel Materials and Services	2,068	1,944	2,126	6%	7,671	7,371	4%
Depreciation	480	412	389	16%	1,724	1,592	8%
Other costs	5,013	3,589	3,467	40%	15,995	14,127	13%
EBITDA	1,284	1,152	1,774	11%	6,321	6,003	5%
Financing Payable and Debentures– without RGR¹	34,485	25,690	24,979	34%	34,485	25,690	34%
Cash, Marketable securities	16,611	11,981	16,764	39%	16,611	16,764	-1%
Financing Receivable – without RGR	6,448	6,726	6,664	-4%	6,448	6,664	-3%
Net Debt²	11,427	10,108	2,262	13%	11,427	2,262	405%
Stockholders Equity	77,202	77,738	70,530	-1%	77,202	70,530	9%
Net Income	557	1,564	528	-64%	3,733	2,248	66%
Net Income / Stockholders Equity	1%	2%	1%	-1pp	5%	3%	2pp
PMS/Net Operating Income	23%	27%	27%	-4pp	26%	28%	-2pp
Net Debt/ EBITDA	-	-	-	-	1.8	0.4	4.8x
EBITDA Margin	15%	16%	23%	-1pp	21%	22%	-1pp
¹ The value contains part of the Itaipu debt to third parties. ² Net Debt = Financing payable – Cash, Securities – Financing receivable

Marketletter

1 .Analysis of Consolidated Results – R$ million

January to December			Quarter
2011	2010		4th Q 2011	3rd Q 2011	4th Q 2010
29,533	26,832	Net Operating Income (a)	8,845	7,097	5,396
-3,386	-4,315	(-) Energy purchased for resale	-910	-757	-1,668
-163	-253	(-) Fuel for electricity production	212	-111	-69
-1,421	-1,354	(-) Usage of the electric grid	-368	-385	-204
-1,329	-1,087	(-) Remuneration and Reimbursement	-364	-369	-293
-7,671	-7,371	(-) Personnel, Material and Services	-2,068	-1,944	-2,126
-4,280	-2,953	(-) Construction	-1,864	-1,039	-999
-1,724	-1,592	(-) Depreciation and amortization	-480	-412	-389
9,560	7,907		3,004	2,080	-352
483	670	Shareholdings	-93	188	198
-2,849	-2,497	Operating provisions	-1,061	-846	-511
7,193	6,079		1,850	1,422	-666
757	782	Interest income	214	219	126
653	616	Monetary Restatement	321	56	234
670	-431	Monetary and exchange variation	-99	146	-210
-1,709	-1,676	Debt charges	-472	-269	-478
-137	345	Other financial results	-284	63	103
-1,098	-1,494	Income Tax and Social Contribution	93	-710	-132
6,330	4,221		1,614	2,240	-1,244
-2,568	-1,668	Others Results	-1,046	-682	2,050
3,762	2,553	Net Income	568	1,558	806
-29	-305	Minority Shareholders	-10	-6	-279
3,733	2,248	Consolidated Net Income	557	1,564	528

(a)see section 1.2

1.1          Financial Hightlights

Results 2011 x 2010

In 2011 Eletrobras reported a net income of R$ 3,733 million, 66.1% higher than the profit of R$ 2,248 million in 2010. This variation on profit in 2011 is mainly due to:

- Net Operating Income (NOI), detailed in Table 1.2, shows a growth of 10.1%, from R$ 26,832 million in 2010 to R$ 29,533 million in 2011. This growth is primarly due to:

•

Revenue from generation, showed an increase of 5.1%, from R$ 18,326 million in 2010 to R$ 19,263 million in 2011, influenced, by an increase of 225.8% in energy supply, from R$ 752 million in 2010 to R$ 2,450 million in 2011, with a negative effect of 8.0% in energy supply caused by consolidation, with an increase in the volume of energy sold to Eletrobras companies and a reduction in sales contracts due to the termination of some energy purchasing commitments. In terms of total energy sold in 2011 we noted a 5.0% increase in energy sales, from 255,108 GWh of energy sold in 2010 to 267,834 GWh in 2011 to (see Section 1.2.1). Furthermore, there was an increase in financial assets/transfer of Itaipu, from R$ 216 million in 2010 to R$ 836 million in 2011, influenced by the variation of the exchange rate of R$/U.S.$ and the U.S. price index, Commercial price and Industrial goods (item 2.3).

Marketletter

•

Revenues from Transmission, showed an increase of 32.3%, from R$ 6,316 million in 2010 to R$ 8,356 million in 2011. This variation is due to the expansion of the transmission system and increased revenue from operation and maintenance, due to the evolution of the works on SPEs.

•

Revenues from the distribution segment, which showed an increase of 5.2%, from R$ 5,173 million in 2010 to R$ 5,442 million in 2011, were partly influenced by the effect of consolidation, with an increase in the volume of energy purchased from Eletrobras companies, and due to the evolution of the energy market, which in 2011 recorded sales of 13,580 GWh, an increase of 6.3% compared to 12,781 GWh sold in 2010, with the Industrial, Residential and Commercial segments showing, in 2011, a 6%, 7% and 8% increase in consumption, respectively (see Section 1.2.2). The operation and maintenance revenue, with an increase of 30.5% from R$ 433 million in 2010 to R$ 565 million in 2011 was also a positive influence.

- The energy purchased for resale decreased by 21.5%, from R$ 4,315 million in 2010 to R$ 3,386 million in 2011, influenced in part by the change in cost registration in Amazonas Energia, where the energy purchased from IPP’s, had aggregated fuel cost, which was no longer billed in 2011. In fiscal year 2011, this cost of fuel was no longer billed in the energy price, given that these plants now use natural gas that is billed directly to Amazonas Energia, remaining in the energy cost only the minimal amount of fuel oil required for operation due to the technology used to convert power plants to operate bi-fuel;

- The remuneration and reimbursement expenses, regarding royalties / compensation for use of water resources, grew by 22.3%, from R$ 1,087 million in 2010 to R$ 1,329 million in 2011 due to higher volumes of energy produced.

- Personnel, Material and Services (PMS) expenses showed an increase of 4.1%, from R$ 7,371 million in 2010 to R$ 7,671 million in 2011. Thus, the rate of PMS/NOR decreased by 1.5 percentage point from 27.5% in 2010 to 26.0% in fiscal 2011.

-  The Shareholdings line item decreased by 27.9%, from R$ 670 million in 2010 to R$ 483 million in 2011. This evolution is mainly due to equity equivalence result of investments in affiliated companies, which showed a reduction of 52%, from R$ 468 million in 2010 to R$ 245 million in 2011 influenced by the adjustment in investments in the amount of R$ 504 million.

- Operating provisions were up 14.1% from R$ 2,497 million in 2010 to R$ 2,849 million in 2011, mainly due to three factors: i) PIDV of Furnas and Eletronorte, in the amount of R$ 498 million, realized in 2011, ii) Contingencies, especially the legal provision of Balbina Hydro Plant of R$ 132 million, and iii) Provision for adjustment in affiliated companies in the amount of R$ 240 million. (see item 3.1)

- Financial Results showed an increase of 164.3%, from a net expense of R$ 364 million last year to a net income of R$ 234 million this year. This result is due mainly to exchange rate and monetary policy.

Results of 4Q-2011 x 3Q-2011:

In the fourth quarter of 2011 a net profit of R$ 557 million was recorded, 64.4% lower than the profit of R$ 1,564 million in the previous quarter, mainly due to exchange variation which recorded a surplus in the third quarter and a negative balance in the fourth quarter, and the provision for adjustment in affiliated companies as detailed below:

- Net operating income, detailed in Table 1.2, presented in the fourth quarter of 2011, an increase of 24.6% over the third quarter of 2011 from R$ 7,097 million last quarter to R$ 8,845 million this quarter, mainly due to:

•

Revenue from generation showed a reduction of 7.5%, from R$ 4,867 million in the third quarter to R$ 4,500 in the fourth quarter. This result is mainly due to an increase of 7% in the volume of energy sold by the Eletrobras companies, with effect in consolidation. In terms of total energy sold there was an increase of 45.1% in the fourth quarter from the previous quarter, from 56,503 GWh in the third quarter to 82,007 GWh in the fourth quarter of 2011. Moreover, there was an increase in financial assets/transfer of Itaipu, which went from a net expense of R$ 39 million in 2010 to R$ 180 million revenue in 2011, influenced by the variation of the exchange rate R$ /U.S.$ and price indices for U.S. commercial and industrial goods price (item 2.3).

Marketletter

•

Revenues from Transmission were up 55% from R$ 2,036 million in the third quarter of 2011 to R$ 3,155 million in the fourth quarter. This variation is due to the growth of the transmission system and increased revenue from operation and maintenance, due to the evolution of the works on SPEs.

•

Revenues from the Distribution segment showed an increase of 75.2%, from R$ 1,152 million last quarter to R$ 2,019 million this quarter, influenced in part by the effect of consolidation, with a 7.3% increase in the volume of energy purchased from group companies and the growth of 17% of energy sales, which rose from 4,369 GWh in the third quarter to 5,101 GWh in fourth quarter and also due to the increase of revenue for operation and maintenance, which showed an evolution of R$ 6 million in the third quarter to R$ 541 million in the fourth quarter, due to adjustments made in the reimbursement account of CCC.

- The energy purchased for resale grew by 20.2%, from R$ 757 million in the third quarter to R$ 910 million in the fourth quarter, driven by increase in consumption, especially in recent months.

-  Fuel for electric power production line item decreased by 291.3%, from an expense of R$ 111 million in the third quarter to a positive value of R$ 212 million in the fourth quarter, mainly due to the reduction observed in Amazonas Energia, due to the recalculation of the amounts to be reimbursed by CCC through Law No. 12.111/09. In the system adopted, this item previously recorded the values of purchase (as stated in the invoices). However, Resolution No. 427/2011 - ANEEL, started to account fuel by actual consumption and no longer by its purchased value.

- The Shareholdings line item decreased by 149.6%, from a revenue of R$ 188 million in the third quarter to an expense of R$ 93 million in the fourth quarter. This evolution is mainly due to the result of equity investments in affiliated companies, which decreased by 251%, from a net income of R$ 150 million in the third quarter to a net expense of R$ 160 million in the fourth quarter influenced by adjustment in investments in the amount of R$ 504 million.

- Operating provisions were up 25.4% from R$ 846 million in the third quarter to R$ 1,061 million in the fourth quarter, mainly due to provision for adjustment in affiliated companies  in the amount of R$ 204 million in the fourth quarter.

- The financial result showed a negative variation of 121.5%, from net income of R$ 1,528 million last quarter, to a net expense of R$ 329 million this quarter. This result is mainly due to exchange rate and monetary policy and increased spending on debt charges.

Marketletter

1.2          Net Operating Income

Net Operating Income (NOI) in 2011 exceeded 2010 by 10.1%, from R$ 26,832 million to R$ 29,533. In 4Q11 the NOI achieved a 24.6% increase from the previous quarter, totaling respectively, R$ 8,845 million and R$ 7,097 million.

R$ million

Consolidated			Consolidated
2011	2010		4th Quarter 2011	3rd Quarter 2011	4th Q / 3rd Q
		a) GENERATION
18,427	18,110	Supply /Supply/ Energy Sold	4,320	4,906	-12%
836	216	Financial Asset/ Itaipu Transfer [(3) item 2.3]	180	-39	-563%
		Others
		B) TRANSMISSION
3,603	2,323	Revenue from construction	1,708	780	119%
1,979	1,467	Revenue from operating and maintenance	716	445	61%
2,774	2,526	Return Tax update - Transmission	731	811	-10%
		c) DISTRIBUTION
4,148	3,929	Supply	1,270	1,006	26%
729	810	Revenue from construction	208	140	49%
565	433	Revenue from operating and maintenance	541	6	8,916%
33,061	29,815	(a) Eletric Power Operations	9,674	8,055	20%
1,187	1,300	Other Revenues	426	226	89%
34,248	31,114	TOTAL	10,100	8,281	22%
		Operating Income Deductions
-1,713	-1,515	Sectoral charges	-656	-366	79%
-1,086	-978	ICMS	-297	-278	7%
-1,902	-1,711	PASEP and COFINS	-493	-460	7%
-15	-16	Other Deductions	-188	-80	-335%
-4,716	-4,282	Total Deductions	-1,257	-1,184	6%

29,533	26,832	Net Operating Income	8,845	7,097	25%

Marketletter

Participation of business in relation to revenues – 2011  (RS million)

1.2.1 Energy Sold in 2011 – TWh

In terms of evolution of the energy market, the Eletrobras companies, in 2011, sold 268 TWh of energy, versus 255 TWh traded in the same period of previous year, representing an increase of 5.1%. In 2011 we observed a reduction in energy sold by Furnas, because of a reduction in sales contracts due to the termination of certain commitments in purchasing energy.

1.2.2 Energy Sales in 2011 - Distributors – TWh

In terms of evolution of energy markets, companies of Eletrobras Distribution System, in 2011, sold 13.6 TWh of energy, compared to 12.8 TWh traded last year, representing an increase of 6.3%.

Marketletter

Energy Sales by Customers – MWh

	2011	2010
Public Utility	1,872,815	1,358,030
Industrial	2,978,936	2,813,782
Residential	4,907,094	4,574,356
Comercial	2,871,517	2,662,126
Others	949,814	1,373,239
TOTAL	13,580,176	12,781,533

1.3          EBITDA

EBITDA - R$ million	2011	2010	Var%
Results of the period	3,762	2,553	46%
+ Provision Income Tax and Social Contribution	1,098	1,494	-27%
+ Financial Result	-234	364	164%
+ Depreciation and Amortization	1,724	1,592	8%
= EBITDA	6,350	6,004	6%

Adjusted EBITDA of 2011 – R$ million
EBITDA	6,350
Non-current items:
Impairment of Simplicio and Batalha	409
PIDV Furnas and Eletronorte	461
Provision UHE Balbina	138
Adjusts in Affiliates	744
= EBITDA Ajustado	8,102

1.3.1 EBITDA of Subsidiary Companies

The EBITDA of Eletrobras Subsidiaries shown below, resulted in the fourth quarter of 2011, in R$ 1,759 million, representing a decrease of 48.5% over the third quarter of 2011, when EBITDA totaled R$ 1,184 million.

In 2011, the EBITDA of Eletrobras Subsidiaries was R$ 5,755 million, representing a decrease of 10.3% compared to the same period of last year.

Marketletter

Excluding the extraordinary effects related to the Impairment and Readjustment of Staff Plan (PREAC) recorded by Furnas and Eletronorte, related to the Provision of Balbina Plant and Voluntary Dismissal Incentive Plan (PIDV), these two companies indicate, respectively, EBITDA R$ 2,109 million and R$ 1,357 million, with the consequent increase in EBITDA margin from 16.5% to 27.3% in the case of Furnas, and from 20.1% to 24.7% for Eletronorte. The sum of the EBITDA of subsidiaries, would be of R$ 5,755 million to R$ 6,948 million, 32.7% higher than the value of R$ 5,237 million recorded in 2010.

EBITDA - R$ million
Company	2011	2010	%	4th Q 2011	3rd Q 2011%
Furnas	1,275	1,546	-17.6%	642	143	348.5%
Chesf	2,263	2,795	-19.1%	540	574	-6.0%
Eletronorte	1,099	947	16.1%	230	249	-7.7%
Eletrosul	280	101	177.7%	57	103	-44.5%
EletroNuclear	687	658	4.3%	41	183	-77.4%
CGTEE	253	82	207.3%	60	63	-3.8%
Subtotal	5,856	6,130	-4.5%	1,570	1,315	19.4%
Distributors	-101	-894	88.7%	188	-131	244.3%
Total	5,755	5,237	9.9%	1,759	1,184	48.5%

EBITDA Margin (%)
Company	2011	2010	%	4T11	3T11%
Furnas	16.5%	22.5%	-6.0pp	29.5%	7.2%	22.3pp
Chesf	40.5%	51.5%	-11.0pp	34.9%	40.4%	-5.5pp
Eletronorte	20.1%	20.5%	-0.4pp	13.5%	17.2%	-3.7pp
Eletrosul	20.5%	9.4%	11.1pp	12.7%	23.1%	-10.4pp
EletroNuclear	37.8%	39.4%	-1.6pp	9.1%	41.5%	-32.4pp
CGTEE	46.0%	15.6%	30.4pp	42.1%	44.6%	-2.5pp
Subtotal	26.0%	30.3%	-4.3pp	24.3%	22.4%	1.9pp
Distributors	-2.5%	-23.1%	20.6pp	16.1%	-12.8%	28.9pp
Total	21.6%	21.8%	-0.2pp	23.0%	17.2%	5.8pp

EBITDA is calculated by adding the net profit for the period, income taxes, the financial income and depreciation and amortization.

1.4. Eletrobras’ Performance During the Fourth Quarter of 2011

Eletrobras, in the fourth quarter 2011 net income of R$ 557 million, equivalent to R$ 0.41 per share. This income is 64.4% below than the profit of R$ 1,564 million recorded in the third quarter of 2011, equivalent to R$ 1.38 per share. For the year 2011, Eletrobras registered a net profit of R$ 3,733 million, an increase of 66.1% compared to net income of R$ 2,248 in 2010.

Marketletter

2.          Analysis of the Results of the Parent Company

 Evolution of the Results of 2011 – R$ million

2.1          Eletrobras Shareholdings

The recognition of the results of the companies invested by Eletrobras positively impacted the Company's results in the fourth quarter of 2011 in R$ 229 million, resulting from the evaluation of corporate investments. This figure represented a decrease of 58.4% if compared to the amount of R$ 552 million for the third quarter of 2011, highlighting the result of the equity of our subsidiaries that presented a decrease, from a net revenue of R$ 137 million in the third quarter to a net expense of R$ 158 million in the fourth quarter.

Marketletter

The results of 2011, with due recognition of the results of companies invested by Eletrobras positively impacted the Company's results in R$ 2,049 million, resulting from the evaluation of corporate investments. This represented a decrease of 5.9% compared to R$ 2,178 million registered in the previous year, influenced by the results of equivalency in affiliated companies from R$ 468 million in the third quarter of 2011 to R$ 245 million, as shown below:

In R$ thousand

	4th Q 2011	3rd Q 2011	2011	2010
Investments in subsidiaries
Equivalency equity	319,926	377,092	1,612,598	1,550,254
Income from capital - ITAIPU	3,607	2,366	36,637	38,735
	323,534	379,457	1,649,235	1,588,989

Investiments in affiliates
Equivalency equity	-158,297	137,047	244,612	467,647

Other investiments	552,625	35,415	155,455	121,010
Total	228,815	551,920	2,049,302	2,177,646

The analysis of the results of our subsidiaries can be found in the Appendix

2.2   Financial Result

The Financial Results positively impacted, in the fourth quarter of 2011, the result of Eletrobras in R$ 545 million, 76.2% below the result obtained in the previous quarter, when an income of R$ 2,294 million was registered, mainly due to:

•

The devaluation of the U.S. dollar against the Real and the fact that Eletrobras hold significant portion of its receivables (net of liabilities) indexed to foreign currency, produced a positive effect on the Company's results in the fourth quarter of 2011. This quarter Eletrobras recorded a net loss of R$ 225 million due to exchange rate variation, while in the previous quarter was calculated a net profit of R$ 1,609 million due to currency fluctuations.

In 2011, the financial result impacted positively  the end result of Eletrobras in R$ 3,106 million, 69.4% higher than the result obtained in the same period last year, when it was recorded a profit of R$ 1,833  million, primarily due to:

•	Revenue from commissions and interest rates declined by 16.8% from R$ 2,158 million in 2010 to R$ 1,795 million in 2011, mainly due to the capitalization of the subsidiary's debts Eletronuclear, seen in December 2010.
•

The devaluation of U.S. dollar against the Real and the fact that Eletrobras hold significant portion of its receivables (net of liabilities, produced a positive result in 2011 company’s Results. This year Eletrobras recorded a net revenue of R$ 749 million due to exchange rate variation, while in the last year, it had a net loss of R$ 470 million, resulting from currency fluctuations.

•	Regarding monetary variations resulting from internal price levels in 2011, the Company registered a gain of R$ 1,016 million. In 2010 was a gain of R$ 718 million, as shown below:

In R$ thousand

Financial Result	4th Q 2011	3rd Q 2011	2011	2010
Financial Revenues
Interest income, commissions and fees	493,672	452,847	1,795,324	2,157,684
Income from financial investments	-33,240	449,018	1,166,330	1,261,856
Arrears surcharge on electricity	6,003	20,413	35,614	24,829
Monetary restatement	493,333	167,887	1,015,752	717,912
Active exchange restatement	-	1,609,397	749,167	-
Other financial income	176,248	-	17,520	60,377

Financial Expenses
Debt Charges	-204,408	-160,855	-682,668	-656,096
Leasing charges	-	-	-	-
Charges on shareholders' funds	-160,817	-179,167	-990,877	-1,263,501
Exchange updates	-225,323	-	-	-469,677
Other financial expense	-	-65,232	-	-
	545,468	2,294,308	3,106,122	1,833,384

Marketletter

The main indexes of the loan and transfers showed variations in the following periods:

Evolution of the IGP-M index and the Dollar (%)

	1st Q 11	2nd Q 11	3rd Q 11	4th Q 11	2011
Dollar	-1.35%	-4.15%	18.79%	1.15%	13.62%
IGPM	2.43%	0.70%	0.97%	0.91%	5.10%

	1st Q 11	2nd Q 11	3rd Q 11	4th Q 11	2010
Dollar	2.29%	1.15%	-5.96%	-1.65%	-4.31%
IGPM	2.77%	2.84%	2.08%	3.18%	11.32%

2.3   Sale of electricity of Parent Company

a.   Itaipu

In R$ million

Financial Result - Itaipu	1st Q 11	2nd Q 11	3rd Q 11	4th Q11	2011
Energy sold Itaipu contract + CCEE	1,386	1,380	1,422	1,582	5,769
Revenue from Right to Reimbursement(1)	1,484	26	208	368	2086
Others	17	15	67	37	135
Total Revenue	2,887	1,421	1,696	1,986	7,990

Energy purchased Itaipu Contract + CCEE	-1,303	-1,251	-1,327	-1,420	-5,303
Expense from Right to Reimbursement (2)	-870	-16	-122	-204	-1,212
Itaipu transfer	-80	-92	-286	-181	-638
Others
Total Expenses	-2,253	-1,360	-1,735	-1,805	-7,154

Net Op Income – Financial Asset/Tranfers from Itaipu(3)	634	61	-39	180	836

The balance resulting from the sale of electricity from Itaipu Binational, shown on the Non-Current  Assets amounted to R$ 3,936,5 million in December 31, 2011, equivalent to US$ 2,098.6  million (December 31, 2010 – R$ 1,911 million, equivalent to US$ 1,146.9 million), of which R$ 2,352.1 million, equivalent to US$ 1,253.9 million, will be transferred to the National Treasury until 2023 represented by reimbursement obligations, as a result of a credit transaction which took place between the Company and the National Treasury in 1999.

In R$ million

In 2011	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	2011
Rights Results (RR) (1)	1,484	26	208	368	2,086
+ Exchange Results	-44	-138	630	47	495
Revenue from Right to Reimbursement	1,440	-112	838	415	2,581
Obligation Results (OR) (2)	870	16	122	204	1,212
Exchange Results	-24	-82	370	28	292
Expense from Right to Reimbursement	846	-66	492	232	1,504
Balance: RR - OR	594	-46	346	183	1,077

Marketletter

b.   Commercialization of electric energy – PROINFA

Trading operations of power within the PROINFA generated a net loss in the fourth quarter of 2011 of R$ 128,681 thousand (December 31, 2010 – R$ 97,787 thousand positive), producing no effect on net income of company, this value being included under the Reimbursement Obligations.

3.      Provisions

3.1    Operating Provisions

In R$ Thousand

	Parent		Consolidated
	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Guarantees	70,596	-653	70,596	-653
Contingencies	155,830	-27,008	691,042	287,821
PCLD - Customers and Resellers	-	-	511,356	564,006
PCLD - Financing and Loans	297,131	36,245	297,131	36,245
Losses on AFAC's	294,375	148,167	-	-
Losses on Investiments	105,387	421,629	105,387	421,629
Readjustment Plan of Staff	-	-	498,114	-
Actuarial Liability	(28,683)	30,793	(410,281)	20,004
Impairment	-	-	434,538	379,048
Others	41,754	111,096	650,866	789,162
	936,390	730,269	2,848,749	2,497,262

3.2    Provisions for Legal Liabilities linked to legal proceedings

At the closing date of the financial statements, the Company has the following provisions for contingent liabilities by nature:

In R$ Thousand

	Parent		Consolidated
	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Current
Labor	-	-	67,544	80,355
Taxable	-	-	76,477	105,013
Civil	-	-	95,169	63,368
Others	-	-	1,000	8,844
	-	-	240,190	257,580
Non-current
Labor	4,294	6,130	786,040	814,248
Taxable	-	-	297,721	177,294
Civil	1,442,104	1,284,437	3,265,014	2,672,024
Others	-	-	303,401	237,723
	1,446,397	1,290,567	4,652,176	3,901,289
	1,446,397	1,290,567	4,892,366	4,158,869

Marketletter

4.      Portfolio Financing and Loans

4.1    Financing and Loans Granted – R$ Thousand

By the end of this period, the Company had a portfolio of loans and financing totalizing R$ 27,726,142 thousand (R$ 24,761,922 thousand in December 31, 2010).

The long-term share of loans and loans from ordinary capital resources and industry, including transfers, are due to varying degrees, as shown below:

In R$ Thousand

	2013	2014	2015	2016	2017	After 2017	Total
Parent Company	3,200,291	3,110,048	2,797,795	2,462,378	2,444,302	9,863,284	23,878,099
Consolidated	1,025,480	996,563	896,506	789,028	783,236	3,160,524	7,651,336

4. 2    Financing Payable

Debtor – R$ billion	Dec/11	Dec/10
Eletrobras	9.3	5.5
Subsudiaries and SPEs	16.2	11.1
Itaipu	9	8.4
Sub Total	34.5	25.0
RGR	8.9	8.2
Total Financing	43.4	33.1

The Company ended 2011 with the following liabilities contracts, including loans, financing and bonds and RGR:

In R$ Thousand

Currency	Parent		Consolidated
	R$	%	R$	%
US$ Dollar	8,934,526	48.84%	17,962,570	42.35%
Real	8,931,891	48.82%	24,023,413	56.64%
YEN	348,281	1.90%	348,484	0.82%
EURO	79,580	0.43%	79,213	0.19%
Total	18,294,278	100	42,413,680	100

The long-term portion of loans and financing expressed in millions of U.S. dollars, has its matures planned as can be seen below:

In R$ Thousand

	2013	2014	2015	2016	2017	After 2017	Total
Parent	267,762	298,337	493,590	271,287	267,784	3,132,163	4,730,924
Consolidated	527,111	587,299	971,670	534,049	527,154	6,165,903	9,313,186

Marketletter

5.      New Projects & Projects under Development

In 2011, Eletrobras held 75% of the predicted value for the overall investment budget, highlighting key developments:

In Generation and Transmission:

▪   Furnas: Hydroeletric Plant of Batalha and Hydroeletric Plant of Simplício.

▪   Eletronuclear: Thermal Plant of Angra III.

▪   Eletrosul: Hydroeletric Plant of São Domingos and Hydroeletric Plant of Passo São João.

▪   Eletronorte:  Reinforcements and improvements in the Transmission System of Northern Region.

▪   Chesf: Irrigation of lots in the resettlement area of the Hydroeletric Plant of Itaparica, implementation of the Casa Nova wind farm, expansion of the transmission system of electricity in the Northeast region, implementation of Substations Suape II, Suape III, Recife II and Pirapama II.

▪   CGTEE: Thermal Plant of Candiota III.

In Distribution:

▪   ED Amazonas Energia and ED Piauí: Expansion of Rural eletricity grid expension of the – Light for All Program.

▪   ED Rondônia: implementation of Substation Coletora Porto Velho.

Special Purpose Entity - SPE’s:

During 2011, the Eletrobras companies participated in projects associated with other companies in the form of Specific Purpose Entity - SPE, highlighting:

▪   Implementation of Station Retificadora Porto Velho.

▪   Implementation of Transmission System Porto Velho–Rio Branco.

▪   Hydroeletric Plants of Belo Monte, Jirau, Santo Antônio and solar energy projects.

▪   Transmission lines Porto Velho (RO)/Araraquara 2 (SP).

▪   Transmission lines Oriximiná (PA)/Itacoatiara-Cariri (AM) and Substation Itacoatiara and Cariri (AM).

6.      Electricity Supply

The amount of electricity supplied to final consumers of all distribution companies of Eletrobras increased by 6.2% in 2011 compared to 2010. It can be noted that the largest increase was in the commercial class, 8.7%, reflecting the performance of activities related to trade and services sector of the Brazilian economy. The residential class also had significant increase, 8%, due to the increase of new cusumers, and also due to the working class’s increased income.

The participation of major classes of consumers in total consumption almost remained the same at 2011, with the following breakdown: 35.8% residential,  21.8% industrial and 21.0% commercial.

We will highlight the companies with greatest participation in the electricity market last year: ED Amazonas with 37.4% and ED Alagoas, with 19.4%. The first, unlike the others, has a strong share of energy consumption in the industrial class, given the importance of the Industrial Pole of Manaus, with 35.5% of the total amount sold by this distributor in 2011. At ED Alagoas, the residential class accounted for 38.4% of the total supply by the distributor.

The distributors which achieved the highest growth in electricity supply last year were ED Roraima (8.9%), ED Rondônia (8.9%) and ED Acre (8.3%), all driven by the increase of the residential class consumption. It is noteworthy that in the case of ED Roraima, there was a significant program for settlement of consumer bills. In the case of ED Rondônia, growth is due to the large contingent of people attracted by the works of the hydroelectric complex on the Madeira River (Jirau and Santo Antonio). Amazonas Energia, ED Piauí and ED Alagoas had lower growth rates, respectively: 6.1%, 5.9% and 3.7%

Marketletter

Consolidated Supply Electricity companies Eletrobras - (GWh)

Description	Unit	2011	2010
Electricity Supply	GWh	13,580	12,782
Extension of Distribution Lines	km	187,256	160,100
Number of clients assisted	clients	3,489,736	3,302,846
Number of municipalities	municipalities	463	463
Number of substations	substations	229	216

7.      Sectoral Funds

Program	Remuneration	Application of Funds- R$ million
		2011	2010
RGR		1.376,4	1.573,8
Light for All	1.0% a.a.	224,2	983,6
Reluz	1,5% a.a.	54,6	45,5
Generation	2,0% a.a.	97,9	199,3
Transmission	2,0% a.a.	370,3	278,7
Distribution	2,0% a.a.	35,2	66,7
Thermal	2,0% a.a.	594,2	-
CDE		3.072,1	3.846,5
Low income	-	1.410,4	1.679,4
Light for All	1º do valor	1.078,8	1.568,3
Mineral Coal	-	582,9	598,8
CCC		5.325,5	3.562,3
Fuel Oil	-	5.121,7	3.039,6
Diesel	-	-	-
Others	-	203,8	522,7
Total		9.774,0	8.982,6

Marketletter

8.      Investment & CAPEX – R$ Billion

Item	Realized 2011	Budgeted 2012
Own Investments
Generation	2.6	3.4
Distribution	0.6	1.5
Maintenance - Generation	0.4	0.8
Maintenance - Transmission	0.2	0.7
Maintenance - Distribution	0.2	0.4
Others (Research, Infrastructure and Environmental Quality)	0.5	0.7
Sub Total	6.8	10.1
Financial Investments in partnership
Generation	2.1	2.6
Transmission	1.0	0.6
Sub Total	3.1	3.2
Total	9.9	13.3

9.   Social Capital

Capital Structure

As at December 31, 2011 the capital of Eletrobras had the following composition:

Shareholders	Common		Pref. "A"		Pref. "B"		Total
	1,087,050,297%		146,920%		265,436,883%		1,352,634,100%
Federal Union	552,968,382	50.87%			2,252	0.00%	552,970,634	40.88%
BNDESpar	180,757,951	16.63%			18,691,102	7.04%	199,449,053	14.75%
BNDES	76,338,832	7.02%			18,262,671	6.88%	94,601,503	6.99%
FND	45,621,589	4.20%					45,621,589	3.37%
FGHAB	1,000,000	0.09%					1,000,000	0.07%
CEF	8,701,564	0.80%					8,701,564	0.64%
FGI					8,750,000	3.30%	8,750,000	0.65%
FGO					468,600	0.18%	468,600	0.03%
Others	221,661,979	20.39%	146,920	100.00%	219,262,258	82.60%	441,071,157	32.61%
Cust.CBLC	221,439,414	20.37%	84,997	57.85%	194,510,561	73.28%	416,034,972	30.76%
Resident	56,490,457	5.20%	84,996	57.85%	49,816,612	18.77%	106,392,065	7.87%
Non Resident	88,700,063	8.16%	1	0.00%	107,309,594	40.43%	196,009,658	14.49%
Prog. Adr	76,248,894	7.01%			37,384,355	14.08%	113,633,249	8.40%
Others	222,565	0.02%	61,923	42.15%	24,751,697	9.32%	25,036,185	1.85%
Resident	194,836	0.02%	61,896	42.13%	24,747,695	9.32%	25,004,427	1.85%
Non Resident	27,729	0.00%	27	0.02%	4,002	0.00%	31,758	0.00%

Marketletter

Eletrobras Shareholders

The amount of shareholders decreased 2.0% between December 31 2010 and 2011. There was a decrease of 8.7% of common shareholders and an increase of 1.7 % of preferred shareholders.

Amount of Resident Shareholders

Between December 31 2010 and 2011, there was a decrease of 2.5% of resident shareholders in Brazil. Concerning the non-resident shareholders, between December 31 2010 and 2011 there was an increase in share participation of 13.1%.

Marketletter

Return to Shareholders

The Company’s Bylaws establishes the minimum mandatory dividend 25% of net income, adjusted in accordance with corporate law, respecting the minimum return for preferred shares of Class A and B, 8% and 6% respectively of the of the nominal value of capital on these social types and classes of shares, with the option of paying interest on capital.

Below we show the adjusted net income and the value of the minimum mandatory remuneration, charged to Interest on Equity form charged to minimum dividend in accordance with applicable law, as well as the total amount of remuneration offered to the shareholders, to be decided at the Annual General Meeting:

Values in R$ mil

Parent
2011
Net Income	3,732,565
(-)Legal Reserve	-186,628
=Basis of calculation	3,545,936

Minimum Mandatory Dividend (25%)	886,484
(+)Realization of revaluation reserve	20,423
= Minimum Dividend	906,907

Proposal Return to Shareholders
Dividend (IOE) Preferred Stock	906,907
Compensation of Income tax	160,044
Remunarations	1,066,951

Additional Dividends
Remunarations to Shareholders

Earnings per share - in R$
	12/31/2011	12/31/2010
Common Shares	1.23	0.83
Preferred Shares "A”	2.17	2.17
Preferred Shares "B”	1.63	1.63

10.    Share performance analysis

Shares

Eletrobrás Preferred Shares - ELET6

During 2011 Eletrobras’ preferred shares (ELET6) had a evaluation of 6.97% closing at R$ 26.85. The maximum price achieved by those shares was R$ 29.81 on April 6, and the lowest price registered was R$ 20.11 on August 11. The quotations related are values ex-dividend.

Marketletter

Eletrobras ON - ELET3

During 2011 Eletrobras’ preferred shares (ELET6) had a devaluation of 16.32% closing at R$ 17.84. The maximum price achieved by those shares was R$ 24.51 on April 6, and the lowest price registered was R$ 15.23 on October 5. The quotations related are values ex-dividend.

Shares Trading Performance at the BM&FBOVESPA

Ratings

Agency	National Classification/ Outlook	Last Report
S&P LT Local Currency	A - (Stable)	11/17/2011
Moody’s Issuer Rating	Baa2 (Stable)	10/17/2011
S&P LT Foreign Currency	BBB (Stable)	11/17/2011
Moody’s Senior Unsecured Debt	Baa2 (Stable)	10/17/2011
Fitch Senior Unsecured Debt Rate	BBB (Stable)	04/06/2011
Fitch LT Foreign Currency Issuer	BBB (Stable)	04/06/2011

         Financial Trading Volume (Daily Average) at the BM&FBOVESPA (R$ Thousand)

Marketletter

ADR Programs

EBR-B – Eletrobras Preferred Shares

The ADRs preferred shares of Eletrobras had the maximum price achieved by those shares on April 6, US$ 18.97. The lowest price registered was on October 4, when the price reached US$ 11.18. This asset ended the year quoted at US$ 14.50 with a devaluation of 7.53% compared to December 2010, when it closed quoted at US$ 17.6, whereas values ex-dividend. The Balance of ADRs representing such shares at the end of 2011 was 40,326,860.

EBR – Eletrobras Common Shares

In 2011, the ADRs of the common shares of Eletrobrás recorded a maximum price of US$ 15.64 on April 8. The lowest price registered was US$ 8.25 on October 4. This asset ended the year quoted at $ 9.71, obtaining a depreciation of 26.44% compared to December 2010, when it closed quoted at US$ 13.20, considering values ex-dividend. The Balance of ADRs representing such shares at the end of 2011 was 75,072,329.

Trading Volume (Daily Average) at the NYSE

Latibex (Latin America Stock Market in Madrid Stock Exchange)

XELTB

The preferred shares listed on Latibex program ended the year 2011 in € 10.98. In December 2010, these shares closed at € 12.19, reflecting a depreciation of 9.93%.

XELTO

The common shares of the Latibex program obtained, in 2011, a devaluation of 26.90%, whereas in December this year and closed at € 7.39 in December 2010, closed at € 10.11.

Marketletter

Trading Volume (Daily Average) at the Madrid Stock Exchange

Exchange rate performance between 2010 and  2011

11.   General Information

Number of employees

Consolidated

Working time in the Company (Years)	1T11	2T11	3T11	4T11
Until 5	7,883	7,939	7,934	7,834
6 to 10	3,365	3,467	3,755	4,103
11to15	1,495	1,510	1,617	1,585
16 to 20	844	811	773	753
21 to 25	6,398	6,171	5,928	5,682
after 25	8,286	8,473	8,694	8,727
Total	28,271	28,371	28,701	28,684

Marketletter

Parent Company

By Time

Working time in the Company (Years)	1T11	2T11	3T11	4T11
Until 5	505	517	499	501
6 to 10	185	183	183	188
11to15	13	19	19	21
16 to 20				1
21 to 25	213	211	204	222
after 25	167	185	172	175
Total	1,083	1,115	1,077	1,108

By Region

State	Nr of employees
Rio de Janeiro	1,089
Brasília	19
Total	1,108

Turnover Index – Parent relating to 4Q11 – 0.3714%

Partnership – Parent

SPE	Enterprise	Installed Capacity (MW)	Assured energy (MW medium)	Generated Energy – MWh
				1T11	2T11	3T11	4T11	2011
Norte Energia SA	UHE	11.233,1	4,571.0	0	0	0	0	0
Eólica Mangue Seco 2 Geradora e Comercializadora de Energia Elétrica S.A.	UEE	26.0	12.08	0	0	0	24,450	24,450 (*)

(*) Generated Energy - Source: SPE Solar Mangue Seco 2 Generator and Distributor of Electrical Energy SA

Usina	Participation %	Localization (Estate)	Start of Operation	End of Operation	Asset Value Unamortized
Belo Monte / Norte Energia	15.0	PA	Fev/2012	Ago/2045	ND
Eólica Mangue Seco 2 Geradora e Comercializadora de Energia Elétrica S.A.	49.0	RN	Set/2011	Jun/2045	ND

Note: To “end of operation” item was adopted end date of the Concession Contract

Marketletter

Balance Sheet

(R$ thousand)

Assets	Parent Company		Consolidated
	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Current Assets
Cash and cash equivalents	1,396,729	5,598,702	4,959,787	9,220,169
Restricted cash	3,034,638	2,058,218	3,034,638	2,058,218
Marketable securities	8,499,178	5,811,767	11,252,504	6,774,073
Clients	579,433	428,633	4,352,024	3,779,930
Financing asset – public service consumption	310,960	413,423	2,017,949	1,723,522
Loans and financing	3,848,043	2,644,139	2,082,054	1,359,269
Fuel consumption account - CCC	1,184,936	1,428,256	1,184,936	1,428,256
Investment remuneration	633,832	684,073	197,863	178,604
Taxes and social contribution	1,594,227	1,370,133	1,947,344	1,825,905
Compensation rights	-	-	3,083,157	1,704,239
Stock	729	607	358,724	378,637
Nuclear fuel inventories	-	-	388,663	297,972
Prepaid charges	-	-	46,322	40,418
Derivatives financial instruments	-	-	195,536	283,220
Other	300,188	401,404	1,561,171	1,517,439
	21,382,893	20,839,355	36,662,672	32,569,871
Non-Current Assets
Compensation rights	-	-	500,333	371,599
Loans and financing receivable	23,878,099	22,117,783	7,651,336	8,300,171
Clients	-	-	1,478,994	1,706,292
Marketable securities	379,707	761,750	398,358	769,905
Nuclear fuel inventories	-	-	435,633	523,957
Store materials	-	-	80,909	275,599
Taxes and social contribution	2,044,513	1,835,272	5,774,286	4,338,682
Linked deposits	715,189	562,665	2,316,324	1,750,678
Fuel consumption account - CCC	727,136	785,327	727,136	785,327
Financing asset – public service consumption	1,724,009	824,574	46,149,379	40,643,712
Derivatives financial instruments	-	-	185,031	297,020
Advances for shareholding participation	5,673,361	5,548,884	4,000	7,141
Other	282,399	199,908	620,854	889,930
	35,424,413	32,636,163	66,322,573	60,660,013
Investments	54,722,656	52,035,980	4,570,959	4,724,647
Property, plant and equipment	112,397	101,848	53,214,861	46,682,498
Intangible	48,150	50,003	2,371,367	2,263,972
	90,307,616	84,823,994	126,479,760	114,331,130
Total Assets	111,690,509	105,663,349	163,142,432	146,901,001

Marketletter

Liabilities and Stockholders’ Equity	Parent Company		Consolidated
	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Current Liabilities
Loans and financing	488,120	275,908	4,005,326	1,868,465
Debentures	-	-	739,237	-
Compulsory loan	15,620	16,191	16,331	16,925
Suppliers	384,676	365,965	6,338,102	5,165,765
Anticipated energy sales	368,943	302,100	413,041	341,462
Taxes payable	40,190	76,680	1,032,521	1,102,672
Fuel consumption account - CCC	3,079,796	2,579,546	3,079,796	2,579,546
Shareholders’ remuneration	4,323,713	3,340,024	4,373,773	3,424,520
Federal treasury credits	109,050	92,770	109,050	92,770
Estimated obligations	21,128	28,983	802,864	772,071
Reimbursement obligations	710,308	759,214	1,955,966	759,214
Employee postemployment benefits	4,375	-	451,801	330,828
Provision for contingencies	-	-	240,190	257,580
Fees as per regulations	-	-	901,692	584,240
Leasing	-	-	142,997	120,485
Concessions to pay	-	-	35,233	25,098
Derivatives financial instruments	-	-	269,718	237,209
Retirement incentive	-	-	93,137	-
Research and development	-	-	274,722	219,538
Income participation	37,800	35,000	296,547	227,563
Other	52,277	30,484	552,765	243,560
	9,635,996	7,902,865	26,124,809	18,369,511
Non-Current Liabilities
Loans and financing	17,806,158	13,429,818	38,408,352	31,269,971
Federal treasury credits	155,676	250,485	155,676	250,485
Debentures	-	-	279,410	710,536
Anticipated energy sale	-	-	879,452	928,653
Compulsory loan	211,554	141,425	211,554	141,425
Decommissioning obligations	-	-	408,712	375,968
Fuel consumption account - CCC	954,013	785,327	954,013	785,327
Provision for contingencies	1,446,397	1,290,567	4,652,176	3,901,289
Employee postemployment benefits	161,408	30,617	2,256,132	2,066,702
Provision for uncovered liability in controlled co’s	472,148	201,827	-	-
Compensation obligations	-	-	1,475,262	1,091,271
Leasing	-	-	1,775,544	1,694,547
Shareholders remuneration	3,143,222	5,601,077	3,143,222	5,601,077
Concession to pay	-	-	1,234,426	1,089,726
Advance for future capital increase	148,695	5,173,856	148,695	5,173,856
Derivatives financial instruments	-	-	197,965	303,331
Retirement incentive	-	-	726,291	273,671
Research and development	-	-	370,714	284,820
Taxes payable	383,682	-	1,902,522	1,217,649
Other	328,051	551,371	635,184	840,776
	25,211,004	27,456,370	59,815,302	58,001,080

Stockholders’ Equity
Capital Stock	31,305,331	26,156,567	31,305,331	26,156,567
Capital reserve	26,048,342	26,048,342	26,048,342	26,048,342
Income reserve	18,571,011	17,329,661	18,571,011	17,329,661
Equity evaluation adjustment	220,915	163,335	220,915	163,335
Additional dividend proposed	706,018	753,201	706,018	753,201
Other comprehensive income	(8,108)	(146,992)	(8,108)	(146,992)
Participation of non-controlling shareholders	-	-	358,812	226,296
	76,843,509	70,304,114	77,202,321	70,530,410
Total Liabilities and Stockholders’ Equity	111,690,509	105,663,349	163,142,432	146,901,001

Marketletter

Statement of Income

(R$ thousand)

	Parent Company		Consolidated
	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Operating revenues
Generation
Gross supply	1,795,910	1,824,652	15,976,884	17,358,002
Supply	-		2,449,928	752,037
Itaipu compensation	836,488	215,989	836,488	215,989
Transmission
Up-date of investment return - Transmission	-	-	2,774,166	2,525,754
Revenue for operation and maintenance	-	-	1,978,618	1,466,929
Construction revenue	-	-	3,603,492	2,322,937
Distribution
Supply	-	-	4,147,768	3,929,481
Revenue for operation and maintenance	-	-	564,948	433,048
Construction revenue	-	-	729,064	810,475
Deductions
(-) Sector charges	-	-	(1,712,669)	(1,514,504)
(-) ICMS	-	-	(1,086,209)	(1,040,163)
(-) PASEP and COFINS	(156,894)	(133,204)	(1,901,838)	(1,711,238)
(-) Other deduction	-	-	(15,031)	(16,479)
Other revenues	131,303	82,683	1,187,135	1,299,817
Net Operating Revenues	2,606,807	1,990,120	29,532,744	26,832,085
Operating expenses
Personnel, material and services	470,269	472,332	7,670,716	7,370,713
Income participation	37,800	35,031	317,035	296,270
Electricity purchased for resale	1,944,449	1,960,532	3,386,289	4,315,084
Fuel for electric power production	-	-	162,673	252,502
Use of basic transmission network	-	-	1,420,934	1,353,839
Remuneration and reimbursement	-	-	1,328,994	1,087,341
Depreciation and amortization	6,392	7,210	1,723,885	1,592,476
Construction	-	-	4,279,608	2,953,484
Operating provisions	936,390	730,269	2,848,749	2,497,262
Results to compensate from Itaipu	-	-	655,290	441,057
Donations and contributions	207,196	191,774	289,964	261,006
Other	238,802	150,801	1,305,765	669,434
	3,841,298	3,547,949	25,389,902	23,090,468
Operating result before financing result	(1,234,491)	(1,557,829)	4,142,842	3,741,617
Financing result
Financing revenues
Interest, commissions and taxes revenues	1,795,324	2,157,684	757,450	781,872
Financing investment revenues	1,166,300	1,261,856	1,664,517	1,537,435
Arrears n electric energy	35,614	24,829	359,208	393,987
Monetary updates	1,015,752	717,912	652,949	616,141
Exchange assets updates	749,167	-	669,731	-
Other financing revenues	17,520	60,377	158,471	394,890
Financing expenses
Debt charges	(682,668)	(656,096)	(1,708,670)	(1,675,821)
Leasing charges	-	-	(350,861)	(332,449)
Shareholders resources charges	(990,887)	(1,263,501)	(1,178,989)	(1,298,647)
Exchange liability updates	-	(469,677)	-	(431,497)
Other	-	-	(789,353)	(350,033)
	3,106,122	1,833,384	234,453	(364,122)
Result before minority participation	1,871,631	275,555	4,377,295	3,377,495
Minority participation result	2,049,302	2,177,646	482,785	669,755
Result before income tax and social contribution	3,920,933	2,453,201	4,860,080	4,047,250
Income tax	(136,081)	(149,381)	(796,252)	(1,074,606)
Social Contribution	(52,287)	(55,907)	(301,809)	(419,659)
Net income (loss) for the period	3,732,565	2,247,913	3,762,019	2,552,985
Portion Attributed to controllers	3,732,565	2,247,913	3,732,565	2,247,913
Portion Attributed to no controllers	-	-	29,454	305,072
Net income (loss) per share – R$	2.76	1.99	2.78	2.25

Marketletter

Cash Flow

(R$ thousand)

	Parent company		Consolidated
	12/31/2011	12/31/2010 Reclassified	12/31/2011	12/31/2010 Reclassified
Operating activities
Net income before income tax and social contribution	3,920,933	2,453,201	4,860,080	4,047,250
Adjustments to reconcile net income with cash generated by operations
Depreciation and amortization	6,392	7,210	1,606,368	1,589,345
Intangible amortization - distribution	-	-	117,591	3,131
Net monetary/exchange variations	(1,473,265)	(275,152)	(1,029,290)	(387,617)
Financial charges	(1,465,225)	327,171	774,140	2,008,270
Financing asset revenue	-	-	(2,774,166)	(2,525,754)
Equity method result	(2,049,302)	(2,177,646)	(482,785)	(669,755)
Provision for uncovered liabilities	294,375	148,167	-	-
Provision for credits of questionable liquidation	297,131	36,245	808,487	600,251
Provision for contingencies	155,830	(27,008)	677,998	287,821
Provision for reducing the recoverable value of assets	-	-	434,538	379,048
Provision for complementary securities	-	-	172,246	280,965
Provision for loss on Investments	91,989	582,062	91,989	421,629
Charges on RGR	351,997	328,925	403,903	395,756
Adjustment present value	(17,658)	(36,532)	7,954	314,518
Minority participation result	-	-	(44,627)	(462,230)
Charges on stockholders’ resources	990,887	1,263,501	1,178,989	1,298,647
Loss/Income sales of assets	-	-	223	(49,286)
Financing instruments - derivatives	-	-	124,770	(55,200)
Other	(71,809)	266,033	(149,992)	(741,404)
	(2,888,657)	442,976	1,918,336	2,688,136
(Increases) decreases in operating assets
Accounts receivable	(25,234)	(24,648)	(219,230)	(569,962)
Marketable securities	(2,305,368)	1,028,286	(4,106,884)	805,850
Reimbursement rights	-	-	(1,507,652)	(1,213,885)
Stored materials	(122)	1,353	214,603	(36,463)
Nuclear fuel inventories	-	-	(2,367)	(9,164)
Expenses paid in advance	-	-	(5,904)	18,347
Financing assets - concession	(946,673)	(67,145)	(946,673)	(67,145)
Others	50,788	111,890	257,407	(268,035)
	(3,226,609)	1,049,737	(6,316,700)	(1,340,456)
Increase/(decrease) in operating liabilities
Compulsory loans	-	-	-	-
Suppliers	18,711	58,956	1,172,337	2,086,151
Advances from customers	-	-	(44,465)	70
Leasing	-	-	103,509	66,757
Estimated obligations	(7,855)	19,535	30,793	99,857
Reimbursement obligation	-	-	1,629,649	655,723
Sector charges	-	-	317,452	(5,193)
Others	(201,527)	(17,235)	111,938	(481,282)
	(190,671)	61,256	3,321,213	2,422,083
Resources from (applied in) operating activities	(2,385,003)	4,007,170	3,782,930	7,817,013
Payment of Financial Charges	(287,913)	(319,609)	(1,368,245)	(1,453,344)
Payment of Global Reversion Reserve (RGR) charges	(259,846)	(864,871)	(465,318)	(864,871)
Annual Permitted revenue receipts	-	-	2,315,642	2,712,474
Financial Charges receivable	1,706,231	1,741,418	739,709	468,975
Payment of Income Tax and Social Contributions	(512,383)	(292,857)	(1,132,758)	(890,205)
Receiving remuneration for equity investments	1,773,762	1,456,313	689,371	600,869
Judicial Deposits	(25,023)	(51,956)	(274,462)	(146,131)
	9,824	5,675,608	4,286,868	8,244,780
Financing Activities
Loans and financing obtained – long-term	3,036,226	866,811	7,273,908	3,829,260
Loans and financing paid	(1,079,661)	(287,820)	(2,258,040)	(1,202,294)
Shareholders remuneration - paid	(4,040,549)	(3,118,071)	(4,062,839)	(3,143,565)
Payment of refinancing of taxes and contributions (principal)	-	-	(92,375)	(92,115)
Receivable of advance for future capital increase	-	-	-	-
Compulsory loan and Global Reversion Reserve	1,376,452	1,049,035	1,376,452	1,049,035
Others	-	-	119,755	(346,434)
Resources from (applied in) financing activities	(707,533)	(1,490,045)	2,356,861	93,887
Investment Activities
Loans and financing - granted	(3,472,118)	(2,338,198)	(347,796)	(641,078)
Loans and financing - received	2,137,031	3,912,725	1,123,886	2,871,385
Received renegotiated energy credits	-	-	277,728	342,745
Acquisition of property, plant and equipment	(15,024)	(74,566)	(8,017,774)	(6,256,197)
Acquisition of intangible assets	-	-	(139,612)	(359,219)
Acquisition of concession assets	-	-	(3,411,497)	(3,105,522)
Acquisition/capital increase in corporate participations	(216,330)	(67,241)	-	-
Concession of advance for future capital increase	(1,937,824)	(5,596,121)	-	-
Others	-	-	(389,045)	(587,907)
Resources from (applied in) investment activities	(3,504,265)	(4,163,401)	(10,904,111)	(7,735,792)
Increase (reduction) in cash and cash equivalent	(4,201,974)	22,162	(4,260,382)	602,875
Cash and cash equivalent – beginning of period	5,598,702	5,576,540	9,220,169	8,617,294
Cash and cash equivalent – end of period	1,396,729	5,598,702	4,959,787	9,220,169
	(4,201,973)	22,162	(4,260,382)	602,875

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 19, 2012
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.